

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 30, 2012

Via E-mail
 J. Per Brodin
Chief Financial Officer
Claire's Stores, Inc.
2400 West Central Road
Hoffman Estates, IL 60192

> **Re: Claire's Stores, Inc.**
> **Form 10-K for the Year Ended January 29, 2011**
> **Filed April 21, 2011**
> **Correspondence submitted on March 16, 2012**
> **File No. 333-148108**

Dear Mr. Brodin:

We have reviewed your filing and correspondence and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended January 29, 2011

3. Impairment Charges, page 59

1.   We note your response to prior comment one. Please describe in detail the process in place for identifying, approving and closing stores. Please clarify who analyzes the results of underperforming stores and determines which stores are closed and the level of involvement by your segment managers. Please discuss the general length of time a store closure may take.

2.   We note that you continue to close underperforming stores each year however; it appears that there was no impact on goodwill as a result of the store closures. Please tell us how you considered the guidance in guidance in ASC 350-20-35-52 through 35-57. Please provide your analysis and the rationale for your conclusion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Brian McAllister at (202) 551-3341 or Nasreen Mohammed at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining